

April 7, 2011

via U.S. mail and facsimile to (407) 872-0848

Mr. Michael Borish, Chief Financial Officer
Freedom Environmental Services, Inc.
11372 United Way
Orlando, FL 32824

> **RE:** **Freedom Environmental Services, Inc.**
> **Form 8-K filed January 4, 2011**
> **File No. 0-53388**

Dear Mr. Borish:

We issued comments to you on the above captioned filing on March 18, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 21, 2011, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 21, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at 202-551-3355 if you have any questions.

Sincerely,

Terence S. O'Brien
Accounting Branch Chief